UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Golar LNG Partners LP

File No. 333-173160 - CF#22605

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Golar LNG Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on March 30, 2011.

Based on representations by Golar LNG Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through December 31, 2017
Exhibit 10.6	through February 1, 2021
Exhibit 10.7	through September 30, 2018
Exhibit 10.8	through September 30, 2018
Exhibit 10.9	through September 30, 2018
Exhibit 10.10	through September 7, 2019
Exhibit 10.11	through September 7, 2019
Exhibit 10.12	through September 7, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin T. Dobbie
Special Counsel